Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
     On July 8, 2009, NRG Energy, Inc. (“NRG”) issued the following letter to certain business partners and associates of NRG:
[NRG ENERGY, INC. LETTERHEAD]
July 8, 2009
Dear Friends of NRG:
Since my last letter, as expected, there have been several noteworthy developments in Exelon’s attempt at a hostile takeover of NRG during the run up to NRG’s annual shareholder meeting on July 21st. I wanted to give you a quick summary.
On July 2nd, after eight months of sticking to its 0.485 fixed exchange ratio offer, Exelon increased its offer by 12.4% representing a 7.4% premium to NRG shareholders based on the respective share prices of the Company at the close of business on July 1st. The increase in Exelon’s offer was almost exclusively predicated on additional cost synergies identified by a phalanx of management consultants retained by Exelon for this purpose. On July 6th, after giving Exelon’s revised offer thorough and careful consideration, the NRG Board unanimously rejected Exelon’s revised offer. A full copy of the letter sent to Exelon is attached.
The next step in this long running process between Exelon and NRG is unknown to us as it is up to Exelon to decide. However, Exelon’s increased offer does make two things clear that are directly relevant to our relationships with you — our actual or prospective partners, off-takers and suppliers — and that is the following:
Exelon’s claims, after the second exchange offer in February, that their original Offer was a “Done Deal” are patently false. For all of you that told us that Exelon has told you that their acquisition of NRG was a “done deal”, their decision to increase their offer and postpone the expiration of their third exchange offer with only 12% of NRG shares tendered suggests that their attempt to buy NRG ‘on the cheap’ is by no means a foregone conclusion; and
NRG’s Growth Initiatives create Shareholder Value. While Exelon’s increased offer, and the investor presentation which accompany it, do their best to downplay value creation at NRG over the past eight months, they are forced to concede that our various growth initiatives, particularly the acquisition of the retail business of Reliant, have added shareholder value absolutely and relative to their own actions over that time period.
It is for these reasons that, no matter what the next step is with Exelon, we look forward to working with you and your company on the many exciting initiatives which we have underway at NRG to lead the way into the low carbon, high efficiency future.

Sincerely,

David Crane
President & Chief Executive Officer

Important Information
In connection with its 2009 Annual Meeting of Stockholders (the 2009 Annual Meeting), NRG Energy, Inc. (NRG) has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the SEC). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG.
Investors and stockholders will be able to obtain free copies of NRG’s definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.